Act: 1934
Section:
Rule: 12(H)(3)
Public Availability: 6/29/2006

RECD S.E.C.
JUL 8 2006

June 29, 2006

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Watchdata Technologies Ltd.
Incoming letter dated June 29, 2006

Based on the facts presented, it is the Division's view that the effectiveness of Watchdata Technologies' registration statement on Form F-1 during the fiscal year ending December 31, 2005 would not preclude Watchdata Technologies from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Watchdata Technologies has withdrawn the registration statement and the post-effective amendment pursuant to Rule 477 under the Securities Act of 1933. We assume that, consistent with the representations made in your letter, Watchdata will file certifications on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its annual report on Form 20-F for the fiscal year ended December 31, 2005.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

for
Michael Coco
Special Counsel

06040923

PROCESSED
JUL 20 2006
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Filip Moerman
Cleary Gottlieb Steen & Hamilton LLP
Bank of China Tower
One Garden Road
Hong Konk

June 29, 2006

Re: Watchdata Technologies Ltd.

Dear Mr. Moerman:

In regard to your letter of June 29, 2006 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek

Paul M. Dudek
Chief
Office of International
Corporate Finance

CLEARY GOTTLIEB STEEN & HAMILTON LLP
INTERNATIONAL LAWYERS
佳利律師事務所
國際律師

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

香港花園道一號
中銀大廈

TELEPHONE (852) 2521-4122
FACSIMILE (852) 2845-9026
WWW.CLEARYGOTTLIEB.COM

電話 (852) 2521-4122
傳真 (852) 2845-9026

NEW YORK
WASHINGTON, DC
PARIS
BRUSSELS
LONDON
MOSCOW
FRANKFURT
COLOGNE
ROME
MILAN
BEIJING

W. CLAYTON JOHNSON[1]
FILIP MOERMAN[1,2]
JINDUK HAN[1]
DAVID W. HIRSCH[1]
YONG G. LEE[1]
SUNG K. KANG[1]
RESIDENT PARTNERS

1 MEMBER OF THE NEW YORK BAR
2 MEMBER OF THE BRUSSELS BAR

Writer's direct dial: (852) 2532-3789
Email: fmoerman@cgsh.com

June 29, 2006

BY HAND DELIVERY AND FACSIMILE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Watchdata Technologies Ltd. — No-Action Request
(Commission File Nos. 333-121531 and 000-51247)

Ladies and Gentlemen:

On behalf of our client, Watchdata Technologies Ltd., a Cayman Islands limited liability company ("Watchdata"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") issue a no-action letter advising us that the Staff will not recommend enforcement action to the Commission if Watchdata does not file an annual report on Form 20-F for the fiscal year in which Watchdata's registration statement on Form F-1 became effective (*i.e.*, the fiscal year ending December 31, 2005), or any other periodic reports required by Sections 15(d) and 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

Factual Background

On December 22, 2004, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Watchdata filed a registration statement on Form F-1 (File No. 333-121531), as most recently amended on May 2, 2005 (the "Registration Statement"), which proposed an initial public offering (the "Initial Public Offering") of American depositary shares representing Watchdata's ordinary shares (the "ADSs"). The Registration Statement proposed to include

4,000,000 ADSs representing 8,000,000 ordinary shares (with an over-allotment option of up to 600,000 ADSs representing 1,200,000 ordinary shares) in the Initial Public Offering. Watchdata also filed a registration statement on Form 8-A under the Exchange Act (File No. 000-51247) registering its ordinary shares under Section 12(g) of the Exchange Act (the "Form 8-A Registration Statement") on April 15, 2005. On April 8, 2005, Watchdata filed a registration statement on Form F-6 under the Securities Act (File No. 333-123942), as most recently amended on April 18, 2005 (the "F-6 Registration Statement"), registering its American depositary shares represented by American depositary receipts. The American depositary shares of Watchdata were approved for listing on The Nasdaq National Market on March 29, 2005. The Registration Statement was declared effective by the Commission on May 3, 2005, whereupon the Form 8-A Registration Statement automatically became effective. The F-6 Registration Statement was also declared effective on May 3, 2005.

After the Registration Statement was declared effective, Watchdata filed a Post-Effective Amendment No. 1 to the Registration Statement on May 4, 2005, which, among other things, reduced the number of ADSs to be offered in the Initial Public Offering to 3,000,000 ADSs representing 6,000,000 ordinary shares (with an over-allotment option of up to 450,000 ADSs representing 900,000 ordinary shares). Watchdata thereafter expected that the public offering price, underwriting syndicate and related matters would be contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act as permitted by Rule 430A of the Securities Act. However, the Post-Effective Amendment No. 1 to the Registration Statement was never declared effective, and a form of prospectus was never filed pursuant to Rule 424(b) of the Securities Act as permitted by Rule 430A of the Securities Act.

After discussion with its underwriters for the Initial Public Offering, Watchdata decided to postpone for an indefinite period of time the Initial Public Offering due to market conditions. Since making that decision, Watchdata has not taken any further action with respect to commencing the Initial Public Offering. On October 12, 2005, Watchdata filed with the Commission a letter requesting the withdrawal of the Registration Statement, including all amendments and exhibits thereto, pursuant to Rule 477 under the Securities Act, and an order granting the withdrawal of the Registration Statement was issued on February 22, 2006. On June 27, 2006, Watchdata filed with the Commission a letter requesting the withdrawal of Post-Effective Amendment No. 1 to the Registration Statement, including all exhibits thereto, pursuant to Rule 477 under the Securities Act, and the Post-Effective Amendment No. 1 to the Registration Statement was withdrawn on June 27, 2006. Watchdata has not issued or sold and will not offer or sell any ADSs or ordinary shares pursuant to the Registration Statement.

As of the date of the effectiveness of the Registration Statement, the outstanding ordinary shares of Watchdata were, and are as of the date of this letter, held of record by a total of 11 holders, all of whom are outside of the United States. Such holders acquired the shares privately outside of the United States without registration under the Securities Act in transactions exempt from the requirements of Section 5 of the Securities Act.

Watchdata intends to file a Form 15 to terminate the registration of its ordinary shares under Section 12(g) of the Exchange Act and Rule 12g-4(a)(2)(i) thereunder. In accordance with Rule 12g-4(b), Watchdata's duty to file any reports required under Section 13(a) of the Exchange Act will be suspended immediately upon the filing of the Form 15. Watchdata intends to file the Form 15 only after obtaining the relief sought by this letter, but on or before the deadline for filing its Annual Report on Form 20-F for the year ended December 31, 2005.

Upon the termination of its registration under Section 12, Watchdata will become subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act.

Although Exchange Act Rule 12h-3 provides, inter alia, that these requirements will be suspended immediately upon the filing of a Form 15 by any issuer with respect to a class of securities held of record by less than 300 persons resident in the United States, subsection (c) of Rule 12h-3 states that such rule is unavailable in any fiscal year in which such registration statement became effective. Thus, although all of Watchdata's ordinary shares that are issued and outstanding are held of record by 11 shareholders, all of whom acquired the shares privately outside of the United States without registration under the Securities Act, Rule 12h-3(c) precludes Watchdata from utilizing Rule 12h-3(b)(2)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the fiscal year ending December 31, 2005, the fiscal year in which the Registration Statement became effective.

Discussion

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require Watchdata to file any Section 13(a) periodic reports merely because the Registration Statement became effective during the fiscal year ending December 31, 2005.

The Commission has stated that "[t]he purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Id.

Even though the Registration Statement became effective, the Initial Public Offering was not completed and Watchdata has requested and has been granted withdrawal of the Registration Statement and Post-Effective Amendment No. 1 to the Registration Statement, pursuant to Rule 477 under the Securities Act. No securities of Watchdata were sold to the public pursuant to the Registration Statement, nor are there any public shareholders of Watchdata's securities. Therefore, because Watchdata does not currently have any "investing public" to which information about its activities in the fiscal year ending December 31, 2005 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Rule 12h-3 with respect to a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed...." Id. The Staff has also recognized in a number of circumstances substantially similar to Watchdata's circumstances (*i.e.*, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act), that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. See, *e.g.*, WaveRider Communications Inc., 2006 WL 871036 (March 31, 2006); Ivax Corporation, 2006 WL 659552 (March 10, 2006); Infiniti Solutions Ltd., 2005 WL 589914 (March 8, 2005); ATX Group, Inc., 2004 SEC No-Act. LEXIS 787 (October 15, 2004); Synetics Solutions, Inc. 2004 WL 2365043 (October 15, 2004); Engenio Information Technologies, Inc., 2004 WL 2152288 (September 13, 2004); NOMOS Corporation, 2002 WL 31626922 (November 12, 2002); NeoGenesis Pharmaceuticals, Inc. 2002 SEC No-Act. LEXIS 311 (April 1, 2002); OMP, Inc., 2001 SEC No-Act. LEXIS 442 (April 2, 2001); Enfinity Corporation, 1998 SEC No-Act. LEXIS 1012 (November 30, 1998); Coral Systems, Inc., 1997 SEC No-Act. LEXIS 481 (March 31, 1997); Vandalia National Corporation, 1995 SEC No-Act. LEXIS 475 (April 21, 1995); Professional Medical Products, Inc., 1994 SEC No-Act. LEXIS 539 (June 3, 1994); Central Point Software, Inc., 1992 SEC No-Act. LEXIS 842 (August 7, 1992); Bizmart, Inc., 1991 SEC No-Act. LEXIS 914 (July 23, 1991); CareNetwork, Inc., 1991 SEC No-Act. LEXIS 128 (January 30, 1991); York International Corp., 1990 SEC No-Act. LEXIS 621 (March 30, 1990); AIA Services Corporation, 1990 SEC No-Act. LEXIS 175 (February 6, 1990). In Watchdata's case, the burdens imposed by the application of Rule 12h-3(c) clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on Watchdata and would involve significant management efforts. Because Watchdata has only 11 shareholders, none of whom purchased ordinary shares in a registered public offering, there is no investing public that will realize a benefit from requiring Watchdata to file periodic reports required by Section 13(a) of the Exchange Act. Therefore, we respectfully request that the Staff exempt Watchdata from the reporting requirements of Sections 15(d) and 13 of the Exchange Act.

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed.

In light of the foregoing, we respectfully request on behalf of Watchdata that the Staff issue a no-action letter advising us that the Staff will not recommend enforcement action to the Commission if Watchdata does not file an annual report on Form 20-F for the fiscal year in which Watchdata's registration statement on Form F-1 became effective (*i.e.*, the fiscal year ending December 31, 2005), or any other periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder.

As required by Securities Act Release No. 33-6269, one original and seven copies of this letter are being submitted herewith. In addition, a copy of this letter is being submitted via facsimile.

* * *

If the Staff has any questions concerning this request or requires additional information, please do not hesitate to contact the undersigned at Cleary Gottlieb Steen & Hamilton LLP, 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, telephone number 011-852-2532-3789, fax number 011-852-2845-9026, or Michael J. Parrish at telephone number 011-852-2532-7416, fax number 011-852-2845-9026. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter.

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it to our messenger.

Very truly yours,

Filip Moerman

Enclosures

cc: Mr. Paul M. Dudek
Mr. Jeffrey B. Werbitt
Securities and Exchange Commission

Mr. Barry D. Walters
Freedom of Information Act Officer, Room 2307

Mr. Wang Youjun
Watchdata Technologies Ltd.